November 8, 2018

James Vowler
Chief Executive Officer
Unique Foods Corporation
322 Mall Blvd #149
Monroeville, PA 15146

       Re: Unique Foods Corporation
           Offering Statement on Form 1-A
           Filed October 12, 2018
           File No. 024-10908

Dear Mr. Vowler:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed October 12, 2018

There could be volatility in our share price due to shares held by only a few people, page 10

1. Please clarify here and on page 30 if the Series A Preferred Stock outstanding is convertible at the discretion of the shareholders or if there are material terms that impact if and when the preferred stock can be converted. Also clarify the number of Series A
       Preferred Stock owned by Mr. Vowler and clarify that his conversion of such shares would allow him to maintain majority control of the company. Please also disclose the material terms and conversion rate for the convertible promissory notes outstanding, including the number of additional common shares that would be outstanding if the
       $724,900 of outstanding convertible promissory notes were converted into common shares.
 James Vowler
FirstName LastNameJames Vowler
Unique Foods Corporation
Comapany 8, 2018
November NameUnique Foods Corporation
November 8, 2018 Page 2
Page 2
FirstName LastName
Plan of Distribution, page 23

2. Please disclose how investors would know if they are purchasing shares directly from the company or from selling shareholders.
3. We note the disclosure that this is a best efforts offering and that Mr. Vowler is relying on
         Rule 3a4-1 of the Securities Act of 1934 to offer the company's shares. Please also clarify if you will involve underwriters or broker dealers, as the table on the cover page of Part II references underwriting discount and commissions, as well as offering through registered broker dealers.
Exhibits

4. We note from your disclosure in Note 5 on page F-11 that you have a note payable to a related party in the amount of $495,000. Please file any material loan agreements with related parties as an exhibit and if applicable discuss the terms of your agreement in the offering circular. Refer to Item 17(6) of Part III of Form 1-A
5. We note the indication in Item 4 of Part I that you have used solicitation of interest communications in connection with the proposed offering. Please file such materials as an exhibit to the offering statement. Refer to Item 17(13) of Part III of Form 1-A.
General

6. We note that the Subscription Agreement includes an exclusive forum provision. Please include risk factor disclosure in which you discuss the risks to investors of such a provision.
7. The aggregate offering price disclosed in Part I, Item 4 appears to be greater than the aggregate offering price disclosed in Part II of the Form 1-A. Please revise for consistency or advise. Please also indicate in Part I, Item 4 that this is a best efforts offering or advise.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Effie Simpson at 202-551-3346 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.
 James Vowler
Unique Foods Corporation
November 8, 2018
Page 3




FirstName LastNameJames Vowler          Sincerely,
Comapany NameUnique Foods Corporation
                                        Division of Corporation Finance
November 8, 2018 Page 3                 Office of Transportation and Leisure
FirstName LastName